SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of October 2015

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

Investor relations contact

Vania Fueyo Zarain

vfueyo@homex.com.mx

Homex Announces Successful Recapitalization and Restructuring

Culiacán, Sinaloa, October 23, 2015 – Desarrolladora Homex, S.A.B. de C.V. together with certain of its subsidiaries, (“Homex” or the “Company”) announced that it has successfully emerged from its Concurso Mercantil proceeding and that its Plan of Reorganization is effective as of today.  Homex is the first public company to conclude a successful restructuring under the reformed Concursos law and is now poised to re-emerge as a leader in the homebuilding industry.

Gerardo de Nicolás, Chief Executive Officer of Homex, commented: “Today is an exciting day. Our emergence from Concurso, along with the new money capital raise, marks the start of a new chapter for Homex. Today we emerge well-capitalized, through the issuance of Ps.1.75 billion of convertible debentures, to execute on our thoroughly-vetted business plan. I would like to thank everyone that has supported Homex in this process. Our emergence would not have been possible without the hard work carried out by our employees and the continuous support of our customers and suppliers throughout the process. In addition, I acknowledge the professionalism and commitment of our advisors, creditors, new capital providers, and all of the parties involved in making this possible.”

In conjunction with the Company’s emergence, the Bolsa Mexicana Valores (“BMV”) and the Comisión Nacional Bancaria y de Valores have lifted the suspension on the trading of Homex shares on the BMV and updated Homex’s registration to reflect the new shares issued as part of the implementation of the Concurso Plan, before the Registro Nacional de Valores. With these actions, Homex is poised to continue with the reactivation of its operations according to its new business plan in order to promptly meet the growing demand for housing throughout Mexico. The Company’s updated business plan can be found athttp://www.homex.com.mx/ri/index.php.

“I am fully confident that the Company will thrive under the New Housing Policy in Mexico and once again be a stable employer and leading provider of quality homes to Mexican families” added Gerardo de Nicolás.

Lazard and its Mexican alliance partner, Alfaro, Dávila y Ríos, acted as financial advisors to Homex, Paul Hastings served as U.S. counsel and Mijares, Angoitia, Cortés y Fuentes S.C. and Rafael Ambrosi y Asociados served as the Company’s Mexican counsel.

PJT Partners served as the financial advisor to certain holders of the Senior Guaranteed Notes, Akin Gump Strauss Hauer & Feld acted as U.S. counsel and Cervantes Sainz S.C. as Mexican counsel to this group.

About Homex

Desarrolladora Homex, S.A.B. de C.V. [BMV: HOMEX] is a vertically integrated, home-development company focused on affordable entry-level and middle-income housing in Mexico.

Desarrolladora Homex, S.A.B. de C.V. public reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: October 27, 2015	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer